UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Calle La Colonia N° 150,
Urb. El Vivero - Santiago de Surco
Telf: 317-6000

Lima, June 4, 2012
GL- 270/2012

Messrs.
SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Att.:           Director of Issuers
Ref.:           Material Events

Ladies and Gentleman:

Pursuant to Article 28 of the Securities Market Law and CONASEV Resolution Nº 107-2002-EF/94.10, we hereby comply to inform, as a Material Event, that pursuant to the Executive Committee’s resolution adopted June 1, 2012, the Company’s current executive officers, and their respective positions are as follow:

Humberto Nadal Del Carpio	Chief Executive Officer (Gerente General)

Carlos Pomarino Pezzia	Vice President Cement Business (Vicepresidente Negocio Cemento)

Manuel Ferreyros Peña	Chief Financial Officer (Vicepresidente de Administración y Finanzas)

Jorge Javier Durand Planas	General Counsel (Vicepresidente Legal)

Juan Manuel Yamamoto Shishido	Controller (Gerente Central de Contraloría, Finanzas y TI)

Juan Guillermo Teevin Vasquez	Engineering and Projects Manager Cement Business (Gerente Central de Ingeniería y Proyectos)

Rodolfo Ricardo Jordan Musso	Industrial Development Manager Cement Business (Gerente Central de Desarrollo Industrial)

Oscar Antonio Vela Damonte	Operations Manager Piura Cement Plant (Gerente Central de Operaciones Piura)

Hugo Villanueva Castillo	Operations Manager Pacasmayo and Rioja Cement Plants (Gerente Central de Operaciones Pacasmayo-Rioja)

José Luis Arevalo Vega	Phosphate Project Manager (Gerente Central de Proyecto Fosfatos)

Joaquin Larrea Gubbins	Corporate Development Manager (Gerente Central de Desarrollo Corporativo)

Carlos Paul Cateriano Alzamora	Corporate Social Responsability Manager (Gerente Central de Responsabilidad Social Empresarial)

Truly yours,

CEMENTOS PACASMAYO S.A.A.

By:	/s/ Carlos Molinelli Mateo
Stock Market Representative

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated:  June 6, 2012